UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                  Commission File Number 1-11460

                           NOTIFICATION OF LATE FILING




(Check  One):
[X]           [ ]           [ ]           [ ]           [ ]          [ ]
Form  10-K    Form 20-F     Form 11-K     Form 10-Q     Form N-SAR   Form N-CSR

              For Period Ended:           December 31, 2003

  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant: NTN Communications, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 5966 La Place Court

City, State and Zip Code: Carlsbad, California 92008


                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K , Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                             PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-K for the year ended December 31, 2003 within the prescribed time period as a cumulative result of a number of factors. These factors included the shortened window for the Registrant as an accelerated filer to file its 10-K this year because of changes to the Exchange Act Rules, integration of operations and financial reporting as a result of the Registrant's acquisition of substantially all of the assets of Breakaway International ,Inc., and NTN Interactive Networks, Inc., and the completion of a registered stock offering in January 2004. The diversion of time and effort to such activities, as well as the time and effort to determine the appropriate disclosures and presentation for these developments, together with the shortened window to file Form 10-K for accelerated filers have resulted in the Registrant being unable to file its Form 10-K for the year ended December 31, 2003 within the prescribed time period.


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James B. Frakes                   (760)                        929-5263
________________________________________________________________________________
    (Name)                     (Area Code)                 (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            NTN Communications, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: March 15, 2004 By /s/ James B. Frakes